

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2020

Ching Jaw
Chief Financial Officer
Cytokinetics, Inc.
280 East Grand Avenue
South San Francisco, CA 94080

Re: **Cytokinetics, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 4, 2020
File No. 000-50633

Dear Mr. Jaw:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences